Exhibit 4.4
STAMPS.COM INC.
2010 EQUITY INCENTIVE PLAN
STOCK OPTION AGREEMENT
For  EMPLOYEE  DIRECTOR  CONSULTANT

[Name] ("you")

You have been granted an option (this "Option") to purchase Common Stock of Stamps.com Inc., a Delaware corporation (the "Company"), under the Stamps.com Inc. 2010 Equity Incentive Plan (as amended or supplemented, the "Plan"), as follows:

Grant ID Number:	__________

Date of Grant:	______________, 20__

Vesting Commencement Date:	 Date:_______, 20__ , or
 Fully vested upon grant.

Exercise Price Per Share:	$________

Total Number of Shares Granted:	__________

Type of Option:	 Nonstatutory Option
 Incentive Stock Option

Definitions:	Any capitalized terms used but not otherwise defined herein shall have the definitions set forth in the Plan.

Vesting Schedule:
Except as set forth below, and subject to the Committee's discretion to accelerate the vesting schedule hereunder, this Option shall vest and become exercisable, in whole or in part, in accordance with the following schedule:

  __% of the shares subject to this Option shall vest on the ______ (__) month anniversary of the Vesting Commencement Date and 1/__ of the total number of shares subject to this Option shall vest on the monthly anniversary thereafter, or

 1/__ of the total number of shares subject to this Option shall vest on the monthly anniversary following the Vesting Commencement Date, or
 Option is fully vested upon grant.

Term/Expiration Date:
This Option shall expire no later than (10) years after the Date of Grant.  In the event of your Termination of Service: (a) as a result of your death or Disability, this Option shall expire twelve (12) months after such death or Disability; (b) by the Company for Cause, this Option shall expire immediately after the Company's notice or advice of such Termination of Service is dispatched to you; or (c) for any reason other than as a result of your death or Disability or by the Company for Cause,  this Option shall expire ninety (90) calendar days after such Termination of Service.  Upon your Termination of Service, this Option shall be exercisable until the expiration thereof to the extent it was vested and exercisable on the date of such Termination of Service (including as a result of any acceleration of vesting).

Change in Control:
In the event your Termination of Service is made by the Company without Cause or by you for Good Reason within eighteen (18) months following the effective date of any Covered Transaction (the "Transaction Date") in connection with which this Option did not become fully vested and exercisable, this Option will become fully vested and exercisable as of the date of your Termination of Service; provided that if the Transaction Date occurs on or before the one (1) year anniversary of the commencement of your employment with the Company, then instead of this Option becoming fully vested and exercisable on such date, the vesting of this Option will accelerate twenty four (24) months measured from the date of your Termination of Service.

Method of Exercise:	This Option shall be exercised through the Company's stock option administrator in accordance with the Plan and pursuant to the policies established by the Committee from time to time.

Transferability:
This Option shall be nontransferable and shall not be assignable, alienable, saleable or otherwise transferable by you other than by will or the laws of descent or distribution or pursuant to a Domestic Relations Order, and shall be exercisable only by you during your lifetime.

Rights as Stockholder:
You shall have the rights of a stockholder with respect to the shares of Common Stock subject to this Option only as to those shares acquired upon exercise of this Option, and not as to any shares covered by any unexercised portion of this Option.

No Obligation to Continue Service:
The Company is not obligated by or as a result of the Plan or this Agreement to continue your service with the Company, and neither the Plan nor this Agreement shall interfere in any way with the right of the Company to terminate your service with the Company at any time.

Compliance with Securities Laws:
You agree for yourself, your legal representatives and estate, or other persons who acquire the right to exercise this Option, that shares of Common Stock will be purchased in the exercise of this Option for investment purposes only and not with a view to their distribution (as that term is used in the Securities Act of 1933, as amended) unless in the opinion of counsel to the Company such distribution is in compliance with or exempt from the registration and other requirements of that Act, and that such exercise will otherwise be made in compliance with such Act and with any applicable "blue sky" or applicable foreign laws.

Tax Withholding:
No later than the date as of which the value of any Common Stock or any other amounts received under this Option first become includable in your gross income for Federal, state or local income tax purposes, you shall pay the Company, or make arrangements satisfactory to the Committee regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld with respect to such income.  Such payment may be made in cash or stock, subject to approval by the Committee.  The Company shall have the right, to the extent permitted by law, to deduct any such taxes from payment of any kind otherwise due to you.

Insider Trading Policy:
You must at all times comply with the Company's Insider Trading Policy and all policy-related restrictions, including in connection with the exercise of your Option.  If you have any questions concerning the Insider Trading Policy, please contact the Company's Legal Department.

Governing Law:
This Agreement and this Option, and all actions taken hereunder, shall be governed by, and construed in accordance with, the laws of the state of Delaware, without regard to such state's or any other jurisdiction's conflicts of law principles.

By your acceptance of this Stock Option Agreement, you and the Company agree that this Option is granted under and governed by the terms and conditions set forth herein and in the Plan, which is made a part of this Agreement. In the event of any discrepancy or inconsistency between this Agreement and the Plan, the terms and conditions of the Plan shall control.